Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2025 and 2024

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
	Notes	2025	2024
Revenue	4	447,818	433,047
Cost of services	5	(291,334)	(267,482)
Gross profit		156,484	165,565
Selling, general and administrative expenses	6	(54,333)	(44,158)
Other operating income	7	6,951	6,050
Other operating expenses		(5,054)	(2,655)
Operating income		104,048	124,802
Share of loss in associates		(495)	(211)
Income before financial results and income tax		103,553	124,591
Financial income	8	10,873	18,711
Financial loss	8	(42,254)	155,834
Inflation adjustment	8	(3,544)	(13,586)
Income before income tax		68,628	285,550
Income tax	9	(32,382)	(112,904)
Income for the period		36,246	172,646
Attributable to:
Owners of the parent		40,772	152,670
Non-controlling interests		(4,526)	19,976
		36,246	172,646
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.25	0.95
Diluted earnings per share		0.25	0.95

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2025	2024
Income for the period	36,246	172,646

Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	29	76
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to hedge cash flows	639	-
Income tax impact of the instruments used to hedge cash flows	(153)	-
Share of other comprehensive income from associates	32	23
Currency translation adjustment	24,271	263,861
Other comprehensive income for the period, net of income tax	24,818	263,960
Total comprehensive income for the period	61,064	436,606
Attributable to:
Owners of the parent	68,220	371,660
Non-controlling interests	(7,156)	64,946
	61,064	436,606

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2025	At December 31, 2024
ASSETS
Non-current assets
Intangible assets, net	10	3,246,264	3,155,448
Property, plant and equipment, net		80,254	77,801
Right-of-use asset		9,637	9,921
Investments in associates		11,357	11,746
Other financial assets at fair value through profit or loss		4,411	4,237
Other financial assets at amortized cost		96,531	84,618
Deferred tax assets		13,927	13,372
Inventories		308	314
Other receivables		61,620	58,461
Trade receivables		10	18
		3,524,319	3,415,936
Current assets
Inventories		13,010	11,410
Other financial assets at fair value through profit or loss		2,885	3,129
Other financial assets at amortized cost		72,023	82,923
Other receivables		60,178	63,156
Current tax assets		8,061	7,366
Trade receivables		158,480	157,546
Cash and cash equivalents	11	448,618	439,847
		763,255	765,377
Assets classified as held for sale		137	137
		763,392	765,514
Total assets		4,287,711	4,181,450

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,094)	(4,094)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(89,262)	(116,471)
Legal reserves		7,419	7,419
Other reserves		(1,319,179)	(1,319,682)
Retained earnings		759,283	718,511
Total attributable to owners of the parent		1,437,758	1,369,274
Non-controlling interests		141,530	148,686
Total equity		1,579,288	1,517,960

LIABILITIES
Non-current liabilities
Borrowings	12	1,034,928	1,042,704
Derivative financial instruments liabilities		2,832	3,351
Deferred tax liabilities		420,666	383,369
Other liabilities	13	692,397	621,412
Lease liabilities		6,574	7,010
Trade payables		1,863	1,914
		2,159,260	2,059,760
Current liabilities
Borrowings	12	103,852	115,367
Other liabilities	13	322,424	348,586
Lease liabilities		3,750	3,707
Current tax liabilities		13,654	15,307
Trade payables		105,483	120,763
		549,163	603,730
Total liabilities		2,708,423	2,663,490
Total equity and liabilities		4,287,711	4,181,450

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the period	-	-	-	-	-	-	-	-	40,772	40,772	(4,526)	36,246
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	27,209	239	-	27,448	(2,630)	24,818
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	264	-	264	-	264
Balance at March 31, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(89,262)	(1,319,179)	759,283	1,437,758	141,530	1,579,288

Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	152,670	152,670	19,976	172,646
Other comprehensive income for the period	-	-	-	-	-	-	218,945	45	-	218,990	44,970	263,960
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	211	-	211	-	211
Balance at March 31, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(263,907)	(1,313,632)	591,445	1,096,851	143,875	1,240,726

(1) Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2025	2024
Cash flows from operating activities
Income for the period from continuing operations		36,246	172,646
Adjustments for:
Amortization and depreciation		59,236	44,946
Deferred income tax	9	23,371	108,049
Current income tax	9	9,011	4,855
Share of loss in associates		495	211
Loss on disposals of property, plant and equipment		299	227
Low value, short term and variable lease payments		(775)	(255)
Share based compensation expenses		264	211
Interest expenses	8	23,703	27,099
Other financial results, net		(4,088)	(1,366)
Net foreign exchange	8	(10,919)	(212,173)
Other accruals		1,986	729
Inflation adjustment		(3,369)	5,208
Acquisition of intangible assets		(33,972)	(41,403)
Income tax paid		(9,025)	(9,605)
Collection due to concession compensation (*)		-	90,609
Unpaid concession fees		25,864	23,303
Changes in liability for concessions	8	27,239	26,360
Changes in working capital	17	(65,288)	(75,109)
Net cash provided by operating activities		80,278	164,542

Cash flows from investing activities
Cash contribution in associates		(74)	(41)
Acquisition of other financial assets		(45,821)	(32,178)
Disposals of other financial assets		44,525	33,925
Acquisition of property, plant and equipment		(2,247)	(2,303)
Acquisition of intangible assets		(282)	(66)
Proceeds from property, plant and equipment		26	8
Other		309	(586)
Net cash used in investing activities		(3,564)	(1,241)

Cash flows from financing activities
Loans obtained	12	95	33,126
Guarantee deposits		(219)	1,130
Principal elements of lease payments		(1,014)	(1,118)
Loans repaid	12	(43,964)	(70,025)
Interest paid	12	(14,706)	(19,483)
Dividends paid to non-controlling interests in subsidiaries		(11,953)	-
Net cash used in financing activities		(71,761)	(56,370)
Increase in cash and cash equivalents from continuing operations		4,953	106,931

Movements in cash and cash equivalents
At the beginning of the period		439,847	369,848
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		3,818	(6,938)
Increase in cash and cash equivalents from continuing operations		4,953	106,931
At the end of the period	11	448,618	469,841

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2024.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2024.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on May 22, 2025.

2        Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2025, was 8,262.37 (7,694.01 as of December 31, 2024) and the conversion factor derived from the indexes for the three-month period ended March 31, 2025, was 1.07 (1.54 for the three-month period ended March 31, 2024).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the three-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.X of the Consolidated Financial Statements as of December 31, 2024.

New and amended standards

The following accounting standards and interpretations became applicable for the annual period commencing on or after January 1, 2025:

- Lack of exchangeability – Amendments to IAS 21.

The amendment listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2025 and have not been early adopted by the Group:

- Presentation and Disclosures in Financial Statements – IFRS 18.

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

The Group is currently assessing the impact these standards, amendments or interpretations will have on the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within “Unallocated” in the reconciliation, which also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in “Intrasegment Adjustments” within the reconciliation.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2024, and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax, depreciation and amortization for such segments. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended March 31, 2025
Aeronautical revenue (*)	152,563	9,245	25,812	17,421	19,926	11,737	236,704
Non-aeronautical revenue (*)
Commercial revenue	96,033	15,745	23,223	29,786	7,314	8,771	180,872
Construction service revenue	20,219	184	4,535	896	-	5,072	30,906
Other revenue	-	-	11	-	-	1,500	1,511
Revenue	268,815	25,174	53,581	48,103	27,240	27,080	449,993
Salaries and social security contributions	(48,391)	(4,714)	(7,596)	(5,705)	(3,186)	(7,015)	(76,607)
Concession fees	(36,361)	(5,229)	(5,977)	-	(8,919)	(1,525)	(58,011)
Construction service cost	(20,142)	(184)	(4,535)	(870)	-	(2,943)	(28,674)
Maintenance expense	(35,133)	(1,038)	(5,373)	(1,448)	(1,654)	(3,295)	(47,941)
Amortization and depreciation	(36,054)	(2,698)	(2,833)	(5,481)	(1,819)	(2,596)	(51,481)
Cost of fuel	-	(64)	(1,226)	(17,035)	-	-	(18,325)
Other operational expenditures	(31,228)	(4,475)	(6,183)	(4,441)	(5,376)	(8,784)	(60,487)
Operational expenditure	(207,309)	(18,402)	(33,723)	(34,980)	(20,954)	(26,158)	(341,526)
Other operating income	6,551	115	157	115	-	13	6,951
Other operating expenses	(4,413)	(4)	(61)	(570)	(6)	-	(5,054)
Operating income	63,644	6,883	19,954	12,668	6,280	935	110,364
Share of income / (loss) in associates	-	-	-	-	-	-	-
Amortization and depreciation	36,054	2,698	2,833	5,481	1,819	2,596	51,481
Adjusted Ebitda	99,698	9,581	22,787	18,149	8,099	3,531	161,845
Construction services revenue	(20,219)	(184)	(4,535)	(896)	-	(5,072)	(30,906)
Construction services cost	20,142	184	4,535	870	-	2,943	28,674
Adjusted Ebitda excluding Construction Services	99,621	9,581	22,787	18,123	8,099	1,402	159,613

March 31, 2025
Current assets	231,980	77,475	61,766	60,376	41,755	52,635	525,987
Non-current assets	2,038,331	490,094	231,289	203,373	45,540	267,877	3,276,504
Capital Expenditure	20,339	569	6,989	2,747	177	6,197	37,018
Current liabilities	190,889	194,381	59,229	11,981	23,238	69,207	548,925
Non-current liabilities	860,226	783,658	60,769	137	4,501	128,895	1,838,186

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended March 31, 2024
Aeronautical revenue (*)	135,468	10,775	25,244	18,356	19,836	11,861	221,540
Non-aeronautical revenue (*)
Commercial revenue	86,127	17,741	21,373	29,775	6,820	8,347	170,183
Construction service revenue	33,478	313	5,987	337	-	1,209	41,324
Other revenue	-	-	3	-	-	1,217	1,220
Revenue	255,073	28,829	52,607	48,468	26,656	22,634	434,267
Salaries and social security contributions	(41,155)	(6,476)	(7,380)	(4,824)	(3,417)	(7,125)	(70,377)
Concession fees	(32,592)	(5,868)	(5,451)	-	(8,922)	(1,426)	(54,259)
Construction service cost	(33,416)	(313)	(5,987)	(327)	-	(530)	(40,573)
Maintenance expense	(21,409)	(1,484)	(4,073)	(1,561)	(919)	(2,781)	(32,227)
Amortization and depreciation	(20,996)	(3,021)	(2,810)	(4,978)	(1,741)	(2,713)	(36,259)
Cost of fuel	-	(66)	(1,840)	(18,831)	-	-	(20,737)
Other operational expenditures	(26,640)	(4,420)	(5,787)	(4,060)	(5,876)	(7,090)	(53,873)
Operational expenditure	(176,208)	(21,648)	(33,328)	(34,581)	(20,875)	(21,665)	(308,305)
Other operating income	5,764	75	2	162	5	42	6,050
Other operating expenses	(1,900)	(413)	(146)	(191)	(5)	-	(2,655)
Operating income	82,729	6,843	19,135	13,858	5,781	1,011	129,357
Share of loss in associates	(1)	-	-	-	-	-	(1)
Amortization and depreciation	20,996	3,021	2,810	4,978	1,741	2,713	36,259
Adjusted Ebitda	103,724	9,864	21,945	18,836	7,522	3,724	165,615
Construction services revenue	(33,478)	(313)	(5,987)	(337)	-	(1,209)	(41,324)
Construction services cost	33,416	313	5,987	327	-	530	40,573
Adjusted Ebitda excluding Construction Services	103,662	9,864	21,945	18,826	7,522	3,045	164,864

December 31, 2024
Current assets	242,657	66,824	42,502	70,306	64,789	54,069	541,147
Non-current assets	1,999,467	461,164	227,452	185,355	47,605	253,599	3,174,642
Capital Expenditure	155,747	2,610	36,479	17,514	4,164	19,170	235,684
Current liabilities	253,577	181,138	30,102	17,211	54,374	65,191	601,593
Non-current liabilities	846,196	704,842	62,821	-	4,282	124,224	1,742,365

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to operating income / (loss) as follows:

	For the three-month period ended March 31, 2025	For the three-month period ended March 31, 2024
Adjusted Ebitda - Total reportable segment	161,845	165,615
Share of loss in associates	-	1
Amortization and depreciation	(51,481)	(36,259)
Intrasegment Adjustments	-	-
Unallocated	(6,316)	(4,555)
Operating income	104,048	124,802

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Consolidated financial statements. Additionally, other operating income / (loss) is reconciled to income for the period.

	For the three-month period ended March 31, 2025				For the three-month period ended March 31, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	449,993	(4,385)	2,210	447,818	434,267	(3,563)	2,343	433,047
Operational expenditure	(341,526)	4,385	(8,526)	(345,667)	(308,305)	3,563	(6,898)	(311,640)
Other operating income	6,951	-	-	6,951	6,050	-	-	6,050
Other operating expenses	(5,054)	-	-	(5,054)	(2,655)	-	-	(2,655)
Operating income / (loss)	110,364	-	(6,316)	104,048	129,357	-	(4,555)	124,802
Share of loss in associates	-	-	(495)	(495)	(1)	-	(210)	(211)
Financial income				10,873				18,711
Financial loss				(42,254)				155,834
Inflation adjustment				(3,544)				(13,586)
Income before income tax expense				68,628				285,550
Income tax				(32,382)				(112,904)
Income for the period				36,246				172,646

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Consolidated financial statements as follows:

	At March 31, 2025				At December 31, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Current assets	525,987	(130,450)	367,855	763,392	541,147	(92,626)	316,993	765,514
Non-current assets	3,276,504	(49,389)	297,204	3,524,319	3,174,642	(47,044)	288,338	3,415,936
Capital Expenditure	37,018	-	-	37,018	235,684	-	28	235,712
Current liabilities	548,925	(130,450)	130,688	549,163	601,593	(92,626)	94,763	603,730
Non-current liabilities	1,838,186	(49,389)	370,463	2,159,260	1,742,365	(47,044)	364,439	2,059,760

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4        Revenue

	For the three-month period ended March 31,
	2025	2024
Aeronautical revenue	236,704	221,540
Non-aeronautical revenue
Commercial revenue	178,697	168,387
Construction service revenue	30,906	41,324
Other revenue	1,511	1,796
	447,818	433,047
Timing of revenue recognition
Over time	353,357	343,290
At a point in time	20,187	21,764
Revenues from sub-concession of spaces	74,274	67,993
Revenue	447,818	433,047

5        Cost of services

	For the three-month period ended March 31,
	2025	2024
Salaries and social security contributions	(63,383)	(60,305)
Concession fees (1)	(55,751)	(52,400)
Amortization and depreciation (2)	(51,683)	(37,602)
Maintenance expenses	(46,828)	(31,672)
Construction services cost	(28,674)	(40,573)
Cost of fuel	(18,325)	(20,737)
Services and fees	(16,885)	(15,480)
Office expenses	(3,836)	(3,867)
Taxes	(1,322)	(1,308)
Others	(4,647)	(3,538)
	(291,334)	(267,482)

(1) Includes depreciation for fixed concession assets fee of USD 4,816 for the three-month period ended March 31, 2025 (USD 5,455 for the three-month period ended March 31, 2024).

(2) Includes depreciation of leases of USD 661 for the three-month period ended March 31, 2025 (USD 557 for the three-month period ended March 31, 2024).

6        Selling, general and administrative expenses

	For the three-month period ended March 31,
	2025	2024
Taxes (1)	(16,935)	(14,489)
Salaries and social security contributions	(13,479)	(10,340)
Services and fees	(11,845)	(10,364)
Amortization and depreciation (2)	(2,592)	(1,732)
Office expenses	(2,489)	(1,401)
Maintenance expenses	(1,095)	(545)
Advertising	(691)	(632)
Insurance	(957)	(823)
Bad debts	(2,613)	(2,127)
Bad debts recovery	1,059	858
Other	(2,696)	(2,563)
	(54,333)	(44,158)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 188 for the three-month period ended March 31, 2025 (USD 200 for the three-month period ended on March 31, 2024).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7       Other operating income

	For the three-month period ended March 31,
	2025	2024
Government grants (1)	6,057	5,431
Other	894	619
	6,951	6,050

(1) Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

8        Financial results, net

	For the three-month period ended March 31,
	2025	2024
Interest income	8,603	17,028
Foreign exchange results	57	145
Other financial income	2,213	1,538
Financial income	10,873	18,711

Interest expense	(23,703)	(27,099)
Foreign exchange results (1)	10,862	212,028
Changes in liability for concessions (2)	(27,239)	(26,360)
Other financial loss	(2,174)	(2,735)
Financial loss	(42,254)	155,834

Inflation adjustment	(3,544)	(13,586)
Inflation adjustment	(3,544)	(13,586)
Net financial results	(34,925)	160,959

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency borrowings in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9        Income tax

	For the three-month period ended March 31,
	2025	2024
Current income tax	(9,011)	(4,855)
Deferred income tax	(23,371)	(108,049)
	(32,382)	(112,904)

For the three-month period ended March 31, 2024, there was an increase in the effective tax rate mainly due to the tax inflation adjustment in Argentina.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10      Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	33,140	-	282	33,422
Disposals	-	-	(141)	(141)
Write-off	(8,254)	-	-	(8,254)
Translation differences and inflation adjustment	175,252	359	984	176,595
	5,602,438	9,147	24,968	5,636,553
Depreciation
Accumulated at January 1, 2025	2,258,994	-	20,489	2,279,483
Depreciation of the period	55,420	-	211	55,631
Disposals	-	-	(91)	(91)
Write-off	(4,729)	-	-	(4,729)
Translation differences and inflation adjustment	59,140	-	855	59,995
	2,368,825	-	21,464	2,390,289
At March 31, 2025	3,233,613	9,147	3,504	3,246,264

Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	41,403	-	66	41,469
Disposals	(390)	-	(484)	(874)
Other	78	-	-	78
Translation differences and inflation adjustment	769,118	(170)	(482)	768,466
	4,963,637	9,123	23,761	4,996,521
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	41,485	-	210	41,695
Disposals	(17)	-	(284)	(301)
Translation differences and inflation adjustment	307,556	-	(434)	307,122
	1,994,037	-	20,896	2,014,933
At March 31, 2024	2,969,600	9,123	2,865	2,981,588

Due to the good performance witnessed during 2024 and 2025 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (covering concession assets with a carrying value of USD 540.9 million as of March 31, 2025) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of March 31, 2025 and December 31, 2024, the recoverable amount of aforementioned CGU’s exceeded their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11      Cash and cash equivalents

	At March 31, 2025	At December 31, 2024
Cash to be deposited	307	540
Cash at banks	128,704	189,684
Time deposits	43,900	21,615
Other cash equivalents (1)	275,707	228,008
	448,618	439,847

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties and low risk of changes in value.

As of March 31, 2025, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,923 (USD 4,621 as of December 31, 2024).

12     Borrowings

	At March 31, 2025	At December 31, 2024
Non-current
Bank and financial borrowings (**)	261,478	250,150
Notes (*)	758,326	778,218
Other	15,124	14,336
	1,034,928	1,042,704
Current
Bank and financial borrowings (**)	32,233	32,769
Notes (*)	70,835	81,845
Other	784	753
	103,852	115,367
Total Borrowings	1,138,780	1,158,071

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	1,158,071	1,333,237
Loans obtained	95	33,126
Loans repaid	(43,964)	(70,025)
Interest paid	(14,706)	(19,483)
Accrued interest for the period	23,052	26,805
Translation differences and inflation adjustment	16,232	(12,934)
Balances at the end of the period	1,138,780	1,290,726

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12     Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2025 (1)	181,697	216,838	579,261	577,773	1,555,569
At December 31, 2024 (1)	199,693	213,504	568,212	594,054	1,575,463

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which contains further information regarding borrowings.

(*) Notes include the following as of March 31, 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	241.7
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.6
AA2000	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	38.6
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.8
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	58.6
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.2
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	18.2
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	29.0
Total							829.2

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2) These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	237.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.4
AA2000	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	44.5
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.7
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	61.4
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.1
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	18.5
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							860.1

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2) These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12      Borrowings (Cont.)

(**) As of March 31, 2025, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding	Capitalization (1)
						(In millions of USD)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	167.6	A
TCU S.A. (“TCU”)	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.2	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.7	D
Toscana Aeroporti S.p.A. (“TA”)	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	96.1	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	EUR	Apr-2025	Fixed	11.00%	0.1	D
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	4.0	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	4.0
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.1	D
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.15%	6.0	C
Total						293.7

(**) As of December 31, 2024, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding	Capitalization (1)
						(In millions of USD)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	157.7	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026 (4)	Variable	T.R.E.(3) plus spread	2.4	D
	Banco Bolivariano CA	USD	Dec-2025(5)	Variable	T.R.E.(3) plus spread	1.8	D
TCU	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.3	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
Toscana Aeroporti S.p.A.	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	90.7	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.0	D
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.15%	6.5	C
Total						282.9

(1) A - Secured/guaranteed.

B - Secured/unguaranteed.

C - Unsecured/guaranteed.

D - Unsecured/unguaranteed.

EUR - Euros.

R$ - Brazilian Reales.

(2) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).

IPCA: corresponds to the Brazilian Consumer Price index.

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).

(4) TAGSA prepaid the loan on February 20, 2025.

(5) TAGSA prepaid the loan on March 20, 2025.

The Consolidated Financial Statements for the year ended December 31, 2024 includes a detail of the covenants related to Notes, bank and financial borrowings which mainly require the maintenance of certain financial ratios. As of March 31, 2025, the Company and its subsidiaries met the financial covenants under all outstanding financings.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13 Other liabilities

	At March 31, 2025	At December 31, 2024
Non-current
Concession fee payable (1)	619,977	550,095
Advances from customers	8,129	8,584
Provisions for legal claims (4)	8,090	7,928
Provision for maintenance costs (2)	23,231	21,941
Other taxes payable	296	789
Employee benefit obligation (3)	3,895	3,885
Other liabilities with related parties (Note 16)	12,542	12,904
Other payables	16,237	15,286
	692,397	621,412

Current
Concession fee payable (1)	184,835	198,420
Other taxes payable	27,317	29,956
Salary payable	58,025	57,402
Other liabilities with related parties (Note 16)	3,305	2,146
Advances from customers	4,021	5,026
Provision for maintenance costs (2)	6,870	6,165
Expenses provisions	2,358	3,294
Provision for legal claims (4)	5,957	5,889
Other payables	29,736	40,288
	322,424	348,586

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2025 (*)	322,424	83,687	262,541	1,495,264	2,163,916
At December 31, 2024 (*)	348,586	84,662	265,716	1,335,332	2,034,296

(*) The amounts disclosed in the table are undiscounted cash flows.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13      Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable as of March 31, 2025 and December 31, 2024 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period for fixed and variable concession fee payable are as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	748,515	913,370
Financial result (*)	27,239	26,360
Other	(98)	(18)
Concession fees accrued	50,935	46,945
Payments	(75,817)	(68,936)
Translation differences and inflation adjustment	54,038	(27,893)
Balances at the end of the period	804,812	889,828

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of March 31, 2025 and December 31, 2024, a 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the first instance rule was confirmed, granting ICAB the right to reschedule the 50% of 2021 fixed concession fee. The Brazilian ANAC appealed and the case remains pending as of March 31, 2025.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented an offer of court payment orders to the Ministry of Infrastructure in November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its obligations, while the analysis of the court payment orders is pending.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	28,106	27,042
Accrual of the period	1,139	1,145
Use of the provision	(320)	(419)
Translation differences and inflation adjustment	1,176	(588)
Balances at the end of the period	30,101	27,180

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13      Other liabilities (Cont.)

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	3,885	4,382
Actuarial loss (in other comprehensive income)	(38)	(100)
Service cost	127	124
Amounts paid in the period	(179)	(120)
Translation differences and inflation adjustment	100	(54)
Balances at the end of the period	3,895	4,232

(4)	Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	13,817	14,265
Accrual of the period	47	320
Use of the provision	(410)	(863)
Translation differences and inflation adjustment	593	(338)
Balances at the end of the period	14,047	13,384

14      Equity

a) Management share compensation plan and treasury shares

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees to be delivered in shares. In April 2023 and August 2024, 23,381 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 221.7 each), while the remaining shares will vest in May 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to be delivered in shares. In November 2023 and August 2024, 10,773 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 102.1 each), while the remaining shares will vest in May 2025.

In August 2024, additional USD 1,279 (equivalent to 87,324 shares) were assigned to be delivered in shares. As of March 31, 2025, 26,197 shares (equivalent to USD 383.8) were delivered to the eligible executives and key employee, while the remaining shares will vest in installments in May 2025 and May 2026.

As of March 31, 2025, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	For the three-month period ended March 31,
	2025		2024
Treasury shares	Shares	USD	Shares	USD
Balances at the beginning of the period	2,132,325	4,094	2,251,123	4,322
Transfer of treasury shares to executives and key employees	-	-	-	-
Balances at the end of the period	2,132,325	4,094	2,251,123	4,322

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14      Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Cash flow hedge (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2025	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)
Other comprehensive income / (loss) for the period	27,177	17	298	32	(76)	-	27,448
For the period ended March 31, 2025	(111,476)	546	(1,345)	(41,188)	192	63,402	(89,869)

Balances at January 1, 2024	(505,015)	532	-	(41,239)	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	218,922	60	-	23	(15)	-	218,990
For the period ended March 31, 2024	(286,093)	592	-	(41,216)	(130)	63,402	(263,445)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other reserves of the owners of the Company is as follows:

	For the three-month period ended March 31,
	2025	2024
Balances at the beginning of the period	(1,319,682)	(1,313,888)
Share-based compensation reserve	264	211
Hedge reserve net of income tax	226	-
Remeasurement of defined benefit obligations net for income tax	13	45
Balances at the end of the period	(1,319,179)	(1,313,632)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15      Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements are adequate based upon currently available information.

There are no other lawsuits or legal proceedings additional to the ones included in the Consolidated Financial Statements for the year ended December 31, 2024.

b. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2025 and December 31, 2024, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2025	At December 31, 2024
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,094	4,094
Legal reserve	7,419	7,419
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,934	1,353,934
Retained earnings	130,436	86,099
Total equity in accordance with Luxembourg law	2,221,446	2,177,109

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16     Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies. Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At March 31, 2025	At December 31, 2024
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	2,280	2,379
Trade receivables with other related parties	2,420	2,734
Other receivables with other related parties	9,235	9,239
Other financial assets with associates	2,647	3,260
Other financial assets with other related parties (*)	64,681	44,637
Trade payables to associates	(2,033)	(1,123)
Trade payables to other related parties	(3,462)	(3,877)
	75,768	57,249
(b) Other liabilities
Other liabilities to associates (**)	(13,451)	(13,813)
Other liabilities to other related parties	(2,396)	(1,237)
	(15,847)	(15,050)
(c) Other balances
Cash and cash equivalents in other related parties	25,341	34,102
	25,341	34,102

(*) As of March 31, 2025, mainly includes a loan and time deposits to other related parties amounting to USD 15.1 million and USD 45.0 million respectively (USD 15.1 million and USD 25.0 million respectively as of December 31, 2024). As of March 31, 2025, the loan accrues interest at a fixed annual rate of 7.0% and matures in December 2025. Regarding the time deposits total approximately USD 5.0 million have been set in Armenian Drams accruing interests at a fixed annual rate of 9.6%, maturing in August 2025, while the following time deposits are denominated in USD: USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027, USD 10.0 million accrues interests at a fixed annual rate of 4.5%, maturing in July 2027 and the remaining USD 20.0 million accrues interests at a fixed annual rate of 5.0%, maturing in February 2028.

The Group´s investments in Other financial assets with related parties are considered to be with low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

(**) As of March 31, 2025, and December 31, 2024, includes deferred income from associates.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16     Related party balances and transactions (Cont.)

Summary of transactions with related parties are:

	For the three-month period ended March 31,
	2025	2024
Transactions
Aeronautical/Commercial revenue	6,833	6,923
Fees	(3,702)	(2,899)
Interest accruals	792	454
Acquisition of goods and services	(8,808)	(5,747)
Compensation to the Group’s key staff	(1,272)	(1,297)
Others	(793)	(943)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 4,229 as of March 31, 2025 (USD 4,677 as of December 31, 2024). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 1,569 as of March 31, 2025 (USD 1,467 as of March 31, 2024).

As mentioned in Note 12, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

17      Cash flow disclosures

	For the three-month period ended March 31,
	2025	2024
Changes in working capital
Other receivables and credits	356	(38,832)
Inventories	(1,134)	2,066
Other liabilities	(64,510)	(38,343)
	(65,288)	(75,109)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2025	2024
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	832	(78)
Property, plant and equipment acquisition with an increase in Other liabilities	(1,349)	(4,218)
Right-of-use asset initial recognition with an increase in Lease liabilities	(198)	(82)
Tax credit with an increase in Other liabilities	-	(6,887)
Income tax paid with tax certificates	(121)	-

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18      Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2024, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2025:

	Fair value	Carrying amount
Trust funds (1)	50,350	46,169
Long-term borrowings (2)	1,024,474	1,034,928

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the fair value derivative disclosed in note 19, which is also valuated through calculations under Level 2 and Level 3 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

19      Financial risk factors

a)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2024, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the three-month period ended March 31, 2025 was 7.4%, the devaluation of Argentinean pesos against the US Dollars in the same period was 4.1%, and certain restrictions to access the Mercado Único y Libre de Cambios (“MULC”) were still in force.

In April 2025, the Central Bank of Argentina implemented regulatory measures that eased access to the MULC. For legal entities, regulatory adjustments were introduced to streamline access to the MULC for the settlement of imports and other foreign exchange operations, although certain restrictions and specific compliance requirements remain in force.

b)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19      Financial risk factors (Cont.)

b)	Interest rate risk (Cont.)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At March 31, 2025	At December 31, 2024
Fixed rate (*)	854,451	884,757
Variable rate	284,329	273,314
	1,138,780	1,158,071

(*) As of March 31, 2025, includes USD 76.1 million of short-term borrowings (USD 86.2 million as of December 2024) and USD 778.4 million of long-term borrowings (USD 798.6 million as of December 31, 2024).

Regarding the loan facility lines of the new financial agreement signed by TA (refer to Note 22 of the Consolidated Financial Statements for the year ended December 31, 2024), the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to 100% of the principal drawn (EUR 82.8 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of that principal.

As of March 31, 2025, the fair value of the derivatives stands at EUR 2.6 million (equivalent to USD 2.8 million), which, net of deferred tax, impacts Other Comprehensive Income by EUR 0.5 million (equivalent to USD 0.5 million).

20      Subsequent events

TA – Legal proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, on November 22, 2024, Nuove Iniziative Toscane (“NIT”) appealed the first instance ruling regarding the rejection of a claim made by NIT to TA. On April 9, 2025, the Appeal Court rejected NIT´s appeal, confirmed the ruling of the first instance and condemned NIT to pay TA the proceeding´s costs which amounts to approximately EUR 0.1 million (equivalent to USD 0.1 million). NIT is entitled to file a cassation appeal before the Supreme Court as the third and final instance.

TAGSA - Tax proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected a claim from the Servicio de Rentas Internas del Ecuador against TAGSA, leading to the case being archived and returned to the original court. On April 22, 2025, the release of the guarantee that amounted to USD 0.5 million, associated with the claim was ordered.

CAAP - Guarantee

On May 6, 2025, a bank guarantee totaling EUR 1.2 million (equivalent to USD 1.3 million) was issued in favour of CAAP to support a proposal offer made in connection with an airport concession tender. This guarantee will remain in full force until May 9, 2026.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20      Subsequent events (Cont.)

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024 a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, was declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions.

On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed that the concessions bidding process will be restructured and re-advertised. Considering the latest communication exchanges, the Company is assessing the impact of the decision communicated by the Government and the next steps in connection with the procedure.

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Nigerian companies remain without operation.

CAAP - Annual General Shareholders Meeting

On May 22, 2025, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2024 and resolved to allocate USD 2,597,600.79, representing 5% of the profit generated during the 2024 financial year, to legal reserve. Luxembourg law requires this allocation until legal reserve equals 10% of the Company´s share capital.